RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

THIS NEWS RELEASE IS NOT FOR DISSEMINATION TO U.S. NEWSWIRE SERVICES FOR DISSEMINATION IN THE UNITED STATES

Red Metal Resources Announces Closing of First Tranche

Private Placement and Debt Settlement

VANCOUVER, BC, June 19, 2024 – RED METAL RESOURCES LTD. (“Red Metal” or the “Company”) (CSE:RMES, FSE: I660, OTCPINK:RMESF) is pleased to announce that it has closed the first tranche of its previously announced private placement (the “Offering”) and issued 1,200,000 common shares in the capital of the Company at a price of $0.05 per common share for gross proceeds of $60,000. The Company intends to close a second tranche in the coming weeks.

It is intended that the aggregate gross proceeds from the sale of the Offering will be used to fund working capital.

The Company also announces that it has completed its previously announced debt settlement with various creditors (the “Debt Settlement”), pursuant to which it issued an aggregate of 12,581,865 common shares at a deemed price of $0.05 per Share, and settled an aggregate of $629,093.25 in outstanding indebtedness.

The common shares issued in the Offering and the Debt Settlement are subject to a hold period expiring four months and one day from the date of issuance.

No finder’s fees were paid in connection with the closing of the first tranche of the Offering.

The debt settlements with each of Fladgate Exploration Consulting Corporation, Da Costa Management Corp., Gregory Jensen, Brian Gusko and Judith Marian Myers (together, the “Insider Settlements”) are “related party transactions” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Insider Settlements are exempt from the valuation requirement of MI 61-101 by virtue of the exemptions contained in section 5.5(b) of MI 61-101 as the Company’s common shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(1)(a) of MI 61-101 in that the fair market value of the Insider Settlements will not exceed 25% of the Company’s market capitalization. As the material change report disclosing the Insider Settlements is being filed less than 21 days before the transaction, there is a requirement under MI 61‐101 to explain why the shorter period was reasonable or necessary in the circumstances. In the view of the Company, it is necessary to immediately close the Insider Settlements and therefore, such shorter period is reasonable and necessary in the circumstances to improve the Company’s financial position.

None of the securities sold in connection with the Offering and Debt Settlement will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Gregg Jensen, CEO says, “We have just returned from a visit to our Carrizal property in Chile along with meeting investment groups and brokers in Toronto and Germany.  With Copper and Gold at all-time highs, investor interest is strong. Our next steps are to complete a satellite survey of our 3,378 hectares along with Induced Polarization. This should assist with identifying our next exploration targets.”

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RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company’s projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile’s coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES, on the Frankfurt Stock Exchange  with a symbol of  I660 and WKN number of A40DG3; and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Gregg Jensen, CEO

1-866-907-5403

gregg.jensen@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are “forward-looking information” within the meaning of applicable securities laws including, without limitation statements related to the Consolidation, timing thereof, and description of its exploration plans. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal’s public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

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